
May 21, 2015

Gurminder Sangha
Chief Executive Officer
Barrel Energy Inc.
18490 66a Ave.
Surrey, B.C. V3S 9Y6, Canada

> **Re:** **Barrel Energy Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 12, 2015**
> **File No. 333-201740**

Dear Mr. Sangha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2015 letter.

Financial Statements, page 28

1.   Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

Directors, Executive Officers, Promoters, and Control Persons, page 32

Background Information about Our Officers and Director, page 32

2.   We note that, in response to our prior comment 1, you have expanded Mr. Sangha's biography to state that Mr. Sangha devotes approximately 40 hours per week to your business. Please reconcile this new disclosure with your statement on page 5 that Mr. Sangha devotes approximately 20 hours a week to the company.

3.   We also note that you have revised your disclosure in this section to state that Mr. Wolf has been retired since 2002, as well as the language that "[w]hile he has been an officer or director of a number of companies since then, he has not been an employee." Explain to us why an officer would not be considered an "employee." Most recently he has served as president of Curlew Lake Resources Inc. since October 2012.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. If you have questions regarding comments on the financial statements and related matters, you may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Frederick C. Bauman
        Bauman & Associates Law Firm